Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollar amounts in thousands)

	For the Nine Months Ended September 30,
	2013	2012

Income from continuing operations before provision for income taxes	$170,608	$130,186

Plus: Fixed charges	93,491	84,262
Less: Undistributed earnings (losses) from equity method investees	—	—
Total earnings	$264,099	$214,448

Fixed charges:
Interest expense	$34,813	$28,194
Estimate of interest expense within rental expense	58,678	56,068
Total fixed charges	$93,491	$84,262

Ratio of earnings to fixed charges	2.8	2.5